EXHIBIT 99.1

T 604.682.3701 F 604.682.3600	Suite 900, 570 Granville Street ir@avino.com Vancouver, BC V6C 3P1 www.avino.com

July 30, 2012	NYSE - MKT: ASM TSX-V: ASM Berlin & FSE: GV6

AVINO PROVIDES OPERATIONAL UPDATE

Avino Silver & Gold Mines Ltd. (“Avino” or “the Company”) is pleased to provide the following update of activities at its Avino’s mine operation located near Durango, Mexico.

San Gonzalo Development

The decline from level 3 to level 4 has been completed and work on the ramp to level 5 has commenced. Drifting is under way on level 4 with roughly 50 metres completed of the 300 metres of vein to explore. To avoid bad ground conditions, posed by the close proximity of the old shaft, a Y crosscut from the ramp to the vein has been completed. Water has been encountered at the working level of the ramp and is being pumped to surface in three stages in order to maintain the daily ramp advance.

Drifting on the San Gonzalo vein on the 3rd level has been completed. Assays from the channel samples along the vein were reported in a previous news release dated May 7th 2012. Additional lines from the North West have also been extended a further 45 metres towards the old mine workings. Sample lines L59P to L88P are spaced at approximately 1.5m intervals across the vein. See the map on Avino's website for details. Assay results for the initial 25 metres are as follows:

Strike Length (m)	Vein Average Width (m)	Individual Sample Width (m)	Gold (g/t)	Silver (g/t)	Lead (%)	Zinc (%)	Copper (%)
11.8	2.88		1.22	275	0.08	0.25	0.02
Including: Line 66		1.10	2.122	302.5	0.2	0.6	0.02
7.28	3.0		2.11	534	0.14	0.28	0.03
Including: Line 67		0.70	9.472	3869.6	0.76	0.3	0.04
Line 68		1.20	1.259	393.1	0.12	0.42	0.03
Line 68		0.30	1.409	542.5	0.16	0.5	0.03
Line 68		1.10	4.538	594.7	0.1	0.22	0.03
Line 69		0.40	1.926	888.2	0.22	0.69	0.05
5.99	2.03		1.45	253	0.1	0.21	0.02
Including: Line 70		0.65	3.063	398.9	0.06	0.15	0.03
Line 70		0.30	0.938	565.5	0.18	0.45	0.06
Line 71		0.60	2.084	320.5	0.12	0.13	0.04
Line 71		0.80	1.185	375.4	0.23	0.33	0.02
Line 71		0.75	0.926	100.5	0.34	0.1	0.02
Line 71		1.10	1.002	463.8	0.14	0.28	0.03
Line 73		0.70	2.004	454.9	0.08	0.18	0.04
Line 74		0.80	2.066	577.6	0.12	0.2	0.03
Line 75		0.60	5.997	777.4	0.09	0.45	0.02

Development on stope 3-200 East of the crosscut is continuing with the completion of two raises, extraction drift and draw points. Mining activities have also begun on the western portion of the vein next to the old workings on a new second stope (3-100). Currently, there are 2 mining crews per shift and 3 shifts per day working on these stopes to speed up development.

The power line servicing the San Gonzalo mine is now in place and was energized by the power company (CFE) at the end of May. Capacity of the line is 400kW and its installation replaces the diesel generator used since mining commenced approximately two years ago. Grid power is now available to operate dewatering pumps, underground diamond drill and the jumbo. With the shutdown of the generator, the entrance to the portal is now quiet and free of exhaust fumes.

Total stockpile tonnage from San Gonzalo to date is approximately 16,000 tonnes and consists of development and mineralized material from levels 2 and 3.

ET (Avino) Development

Permits have been solicited for the treatment of the mine water to allow dewatering operations to commence. A pilot water treatment plant has been constructed as per permit requirements and is now 90% complete. The mine dewatering pumps and requisite 6" and 4" plastic pipes are now on site and ready for installation. The supply of lime for neutralization and heavy metal precipitation has been sourced and tested. Permitting of the new tailings storage facility is ongoing.

Sampling of the remaining historic stockpiles is ongoing with the objective of providing additional mill feed to the plant. So far this program has been very successful with additional tonnage having been identified as potential mill feed at current metal prices.

A review of the underground workings above the water level by mine personnel is also taking place to identify potential mining areas for mill feed; this represents part of the exploration program aimed at reopening the ET (Avino) mine.

With the increase in power demand that is expected upon re-opening the mine, as well as operating 1,000tpd mill circuit, Avino has held discussions with CFE and is studying alternative solutions.

Milling

Milling operations have continued with the processing of old Avino ET stockpiles at the rate of approximately 220tpd. The mill has been operating seven days per week at 24 hours per day since the beginning of March. The company will continue with this mill work schedule as there is an abundant supply of mill feed. During the second quarter the mill processed an estimated 16,900 tonnes of feed material producing 134 tonnes of concentrate grading approximately 3,290 g/t silver and 42 g/t gold; plant availability was 91.8%. Concentrate produced in the first six months of the year were sold and trucked to Manzanillo, Mexico in two shipments.

According to the provisional invoice of the first lot, a total of 243 tonnes were sold grading 38 g/t gold and 3,040 g/t silver.

QA/QC Procedures

Assays of the channel samples were analyzed at Inspectorate labs in Reno. Gold analyses were by 30-gram fire assay with an atomic absorption finish. Silver, copper, zinc and lead are analyzed as part of a multi-element inductively coupled argon plasma ("ICP") package using a four-acid digestion with over-limit results for silver being reanalyzed with assay procedures using fire assay and gravimetric. Assays of mill products were performed by SGS Labs in Durango, Mexico; concentrate shipment assays were performed by ERSA and checked at LSI Minerals in the Netherlands.

Avino's projects are under the supervision of Chris Sampson, P.Eng, BSc, ARSM Avino Consultant and Mr. Jasman Yee P.Eng, Avino director, who are both qualified persons within the context of National Instrument 43-101. Both have reviewed and approved the technical data in this news release

About Avino

Founded in 1968, Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico. We are committed to managing all business activities in an environmentally responsible and cost-effective manner, while contributing to the well-being of the community in which we operate.

Our primary goal is to become a significant low cost primary silver producer. Our specific objectives are to achieve full time commercial production as soon as possible, expand resources, reserves and the mines output as well as to identify, explore and develop new targets on the property.

ON BEHALF OF THE BOARD

“David Wolfin”
________________________________
David Wolfin
President & CEO

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the extent and timing of various studies including the PEA, and exploration results, the potential tonnage, grades and content of deposits, timing and establishment and extent of resources estimates. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.